Exhibit (a)(10)

FOR IMMEDIATE RELEASE	CONTACT:	LuJean Smith Siemens Medical Solutions (610) 448-1473 lujean.smith@siemens.com

SIEMENS ANNOUNCES EARLY TERMINATION OF HART-SCOTT-RODINO
WAITING PERIOD FOR ACQUISITION OF DADE BEHRING HOLDINGS, INC.: U.S. ANTITRUST CLEARANCE ACHIEVED

     NEW YORK, September 18, 2007 — Siemens Corporation, a wholly owned subsidiary of Siemens AG (NYSE:SI), announced today that the statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to its cash tender offer for all of the issued and outstanding shares of common stock of Dade Behring Holdings, Inc. (Nasdaq GS: DADE) has been terminated.

Siemens Corporation, through its wholly owned subsidiary Belfast Merger Co., commenced a tender offer on August 8, 2007 for all of the outstanding shares of common stock of Dade Behring for $77 per share, net to the seller in cash. On September 5, 2007, the tender offer was extended to 12:00 Midnight, New York City time, on Wednesday, September 26, 2007.

Siemens has submitted a draft of the required merger control filing with the European Commission and has since been in discussions with the authority. Siemens believes that it is possible that it might obtain competition law clearance, and therefore be able to close the transaction, during calendar 2007.

Following completion of the tender offer, any remaining shares of Dade Behring Holdings, Inc. will be acquired in a merger at the same price. The transaction is conditioned on, among other things, receipt of regulatory approvals and has a value of approximately $7 billion.

About Siemens

Siemens AG (NYSE: SI) (Berlin and Munich) is a global powerhouse in electrical engineering and electronics. The company has around 475,000 employees (incl. discontinued operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of services for individual requirements. Siemens provides innovative technologies and comprehensive know-how to benefit customers in over 190 countries. Founded more than 160 years ago, the company focuses on the areas of Information and Communications, Automation and Control, Power, Transportation, Medical, and Lighting. In fiscal 2006 (ended September 30), Siemens had sales of €87.3 billion and net income of €3.033 billion, according to U.S. GAAP. Further information is available on the Internet at: www.siemens.com.

About Dade Behring

With 2006 revenue of more than US$1.7 billion, Dade Behring offers a wide range of products, systems and services designed to meet the day-to-day needs of clinical laboratories, delivering innovative solutions to customers and enhancing the quality of life for patients. Additional company information is available on the Internet at www.dadebehring.com.

This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell any securities. The Tender Offer Statement on Schedule TO, the Offer to Purchase and related materials filed by Siemens with the Securities and Exchange Commission (“SEC”) contain important information and should be read carefully before any decision is made with respect to the tender offer. These materials are available at no charge on the SEC’s web site (http://www.sec.gov) and requests for additional copies of such materials may be directed to Georgeson Inc., the Information Agent for the tender offer. The Information Agent can be reached at 17 State Street, 10th Floor, New York, New York 10004. Banks and brokers can call (212) 440-9800 and all others can call toll free at (888) 605-7608.

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